File No. 70-9137
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT No. 1
                                       to
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935

                              THE SOUTHERN COMPANY
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

  ALABAMA POWER COMPANY                           GULF POWER COMPANY
  600 North 18th Street                          500 Bayfront Parkway
Birmingham, Alabama 35291                      Pensacola, Florida 32501

  GEORGIA POWER COMPANY                       MISSISSIPPI POWER COMPANY
333 Piedmont Avenue, N.E.                          2992 West Beach
  Atlanta, Georgia 30308                     Gulfport, Mississippi 39501

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

             (Name of top registered holding company parent of each
                             applicant or declarant)

                            Tommy Chisholm, Secretary
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

Art P. Beattie, Vice President,          Warren E. Tate, Secretary and Treasurer
    Secretary and Treasurer                         Gulf Power Company
     Alabama Power Company                         500 Bayfront Parkway
     600 North 18th Street                       Pensacola, Florida 32501
   Birmingham, Alabama 35291

Judy M. Anderson, Vice President           Michael W. Southern, Vice President,
    and Corporate Secretary                      Secretary, Treasurer and
     Georgia Power Company                       Chief Financial Officer
   333 Piedmont Avenue, N.E.                    Mississippi Power Company
     Atlanta, Georgia 30308                          2992 West Beach
                                               Gulfport, Mississippi 39501

                   (Names and addresses of agents for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

     W. L. Westbrook                             John D. McLanahan, Esq.
 Financial Vice President                          Troutman Sanders LLP
   The Southern Company                   600 Peachtree Street, N.E., Suite 5200
270 Peachtree Street, N.W.                        Atlanta, Georgia 30308
  Atlanta, Georgia 30303


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         The Southern Company ("SOUTHERN"), a Delaware corporation and a holding company registered under the Public Utility Holding Company Act of 1935 (the "1935 Act"), and Alabama Power Company ("ALABAMA"), an Alabama corporation, Georgia Power Company ("GEORGIA"), a Georgia corporation, Gulf Power Company ("GULF"), a Maine corporation, and Mississippi Power Company ("MISSISSIPPI"), a Mississippi corporation, hereby amend their Application or Declaration on Form U-1 in File No. 70-9137 as follows:

          1. By amending and restating subparagraphs (i), (ii), (iii) and (iv) of ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION, Part D. Proposed Transactions:
Offer, Section 1. Terms of the Offer, as follows:

                  "(i) ALABAMA - $78.50 per share, in the case of the 4.20% Series (`ALABAMA Purchase Price') .

                  (ii) GEORGIA - $85.98 per share, in the case of the $4.60 Series; $91.09 per share, in the case of the $4.60 1962 Series; $91.09 per share, in the case of the $4.60 1963 Series; $91.09 per share, in the case of the $4.60 1964 Series; $93.47 per share, in the case of the $4.72 Series; $97.43 per share, in the case of the $4.92 Series; $98.22 per share, in the case of the $4.96 Series; $95.24 per share, in the case of the $5.00 Series; and $100.00 per share, in the case of the $5.64 Series (each, a `GEORGIA Purchase Price').

                  (iii) GULF - $86.73 per share, in the case of the 4.64% Series; $100.00 per share, in the case of the 5.16% Series; $100.00 per share, in the case of the 5.44% Series; $25.00 per share, in the case of the 6.72% Series; and $25.00 per share, in the case of the AR 1993 Series (each, a `GULF Purchase Price').

                  (iv) MISSISSIPPI - $87.13 per share, in the case of the 4.40% Series; $85.98 per share, in the case of the 4.60% MS Series; and $93.47 per share, in the case of the 4.72% MS Series (each, a `MISSISSIPPI Purchase Price').1"

          2. By amending and restating the second paragraph of ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION, Part D. Proposed Transactions: Offer,
Section 2. Benefits of Offer; Utilization of SOUTHERN rather than the Subsidiaries as Offeror, as follows:

                  "More specifically, assuming only a 50% overall success rate for the Offers, the estimated cash savings to the Subsidiaries thereafter amount to between $3.0 million each year (based on purchased shares being refinanced entirely with short-term debt at prevailing rates on the date hereof) and $0.7 million each year (based on purchased Shares being refinanced entirely by long-term tax-deductible preferred securities), after taxes and excluding expenses incurred in connection with the Offers and the Proxy Solicitations. On a cumulative


--------
1 The ALABAMA Purchase Price, the GEORGIA Purchase Price, the GULF Purchase Price and the MISSISSIPPI Purchase Price are sometimes referred to herein individually as a "Purchase Price" and collectively as the "Purchase Prices."

         net present value savings basis, assuming (x) a 50% overall success rate for the Offers (and that 25% of all Preferred Stockholders do not tender their Shares pursuant to the Offer but do vote in favor of the Proposed Amendments at the Special Meeting), (y) refinancing of Shares acquired and paid for pursuant to the Offers with a combination of long-term tax deductible hybrid securities and short-term debt at prevailing rates at the date hereof, and (z) a discount rate equal to the new securities after-tax weighted average cost of capital, the proposed transactions are anticipated to yield total after-tax, present value cash savings of about $16.5 million over approximately the original remaining lives of the Series of Preferred, net of cash expenditures incurred in the Offers and Proxy Solicitations (i.e., Cash Payments, the applicable Purchase Prices paid for validly tendered and accepted Shares, and the other fees and expenses listed in Item 2). A success rate for the Offers higher than the 50% rate assumed above has the potential to generate even further cash savings."

          3. By amending and restating, ITEM 2. FEES, COMMISSIONS AND EXPENSES as follows:

         "Other than the Cash Payments and the applicable Purchase Prices described in Item 1, the fees, commissions and expenses (each, a `fee') to be incurred, directly or indirectly, by the Applicants or any associate company thereof in connection with the proposed transactions, assuming the tender and acceptance of 100% of the Shares, are estimated as follows:

SEC filing fees                               $   35,014
Southern Company Services fees                   150,000
Outside counsel fees                             335,000
Information Agent fees                            70,000
Dealer Manager fees                            3,303,000
Depositary fees                                   60,000
Broker/dealer fees                             3,625,000
Printing                                         350,000
Mailing                                          190,000
Miscellaneous fees                                21,986
                                              ----------
TOTAL                                         $8,140,000"

4.       By filing the following exhibits:

         B-1 Offer to Purchase and Proxy Statement for ALABAMA Tendered Series (Designated as Exhibit 99(a)(1) to SOUTHERN's Issuer Tender Offer Statement on Schedule 13E-4, ALABAMA as Issuer).

         B-2 Offer to Purchase and Proxy Statement for GEORGIA Tendered Series (Designated as Exhibit 99(a)(1) to SOUTHERN's Issuer Tender Offer Statement on Schedule 13E-4, GEORGIA as Issuer).

         B-3 Offer to Purchase and Proxy Statement for GULF Tendered Series (Designated as Exhibit 99(a)(1) to SOUTHERN's Issuer Tender Offer Statement on Schedule 13E-4, GULF as Issuer).

         B-4 Offer to Purchase and Proxy Statement for MISSISSIPPI Tendered Series (Designated as Exhibit 99(a)(1) to SOUTHERN's Issuer Tender Offer Statement on Schedule 13E-4, MISSISSIPPI as Issuer).

         B-5      Proxy Statement for ALABAMA Non-Tendered Series.

         B-6      Proxy Statement for GEORGIA Non-Tendered Series.

         B-7      Proxy Statement for MISSISSIPPI Non-Tendered Series.

         B-8 Notice of Special Meeting (attached as part of Exhibit B-1 (ALABAMA Tendered Series), Exhibit B-2 (GEORGIA Tendered Series ), Exhibit B-3 (GULF Tendered Series), Exhibit B-4 (MISSISSIPPI Tendered Series), Exhibit B-5 (ALABAMA Non-Tendered Series), Exhibit B-6 (GEORGIA Non-Tendered Series ) and Exhibit B-7 (MISSISSIPPI Non-Tendered Series).

         B-9 Letter of Transmittal and Proxy for ALABAMA Tendered Series (Designated as Exhibit 99(a)(2) to SOUTHERN's Issuer Tender Offer Statement on Schedule 13E-4, ALABAMA as Issuer).

         B-10 Form of Letter of Transmittal and Proxy for GEORIGA Tendered Series (Designated as Exhibit 99(a)(2) to SOUTHERN's Issuer Tender Offer Statement on Schedule 13E-4, GEORGIA as Issuer).

         B-11 Form of Letter of Transmittal and Proxy for GULF Tendered Series (Designated as Exhibit 99(a)(2) to SOUTHERN's Issuer Tender Offer Statement on Schedule 13E-4, GULF as Issuer).

         B-12 Form of Letter of Transmittal and Proxy for MISSISSIPPI Tendered Series (Designated as Exhibit 99(a)(2) to SOUTHERN's Issuer Tender Offer Statement on Schedule 13E-4, MISSISSIPPI as Issuer).

         B-13 Notice of Guaranteed Delivery and Proxy for ALABAMA Tendered Series (Designated as Exhibit 99(a)(3) to SOUTHERN's Issuer Tender Offer Statement on Schedule 13E-4, ALABAMA as Issuer).

         B-14 Notice of Guaranteed Delivery and Proxy for GEORGIA Tendered Series (Designated as Exhibit 99(a)(3) to SOUTHERN's Issuer Tender Offer Statement on Schedule 13E-4, GEORGIA as Issuer).

         B-15 Notice of Guaranteed Delivery and Proxy for GULF Tendered Series (Designated as Exhibit 99(a)(3) to SOUTHERN's Issuer Tender Offer Statement on Schedule 13E-4, GULF as Issuer).

         B-16 Notice of Guaranteed Delivery and Proxy for MISSISSIPPI Tendered Series (Designated as Exhibit 99(a)(3) to SOUTHERN's Issuer Tender Offer Statement on Schedule 13E-4, MISSISSIPPI as Issuer).

         B-17     Proxy for ALABAMA Non-Tendered Series.

         B-18     Proxy for GEORGIA Non-Tendered Series.

         B-19     Proxy for MISSISSIPPI Non-Tendered Series.

         F-1      Opinion of counsel to SOUTHERN.

         F-2      Opinion of counsel to ALABAMA.

         F-3      Opinion of counsel to GEORGIA.

         F-4      Opinion of counsel to GULF.

         F-5      Opinion of counsel to MISSISSIPPI.

                                   SIGNATURES


         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.


Date:    November 26, 1997


                                                     THE SOUTHERN COMPANY


                                                     By /s/Tommy Chisholm
                                                          Tommy Chisholm
                                                          Secretary

                                                     ALABAMA POWER COMPANY


                                                     By /s/Wayne Boston
                                                          Wayne Boston
                                                          Assistant Secretary

                                                     GEORGIA POWER COMPANY


                                                     By /s/Wayne Boston
                                                          Wayne Boston
                                                          Assistant Secretary

                                                     GULF POWER COMPANY


                                                     By /s/Wayne Boston
                                                          Wayne Boston
                                                          Assistant Secretary

                                                     MISSISSIPPI POWER COMPANY


                                                     By /s/Wayne Boston
                                                          Wayne Boston
                                                          Assistant Secretary